EXHIBIT 99.2

                                FORM 51-102F3
                           MATERIAL CHANGE REPORT




1.     Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.     Date of Material Change

The material change occurred at 12:01 a.m. on April 3, 2005.

3.     Press Release

On Monday, April 4, 2005 at approximately 11:30 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada News Wire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks. A copy of the press release is attached.

4.     Summary of Material Change

On April 4, 2005, the Corporation and Intier Automotive Inc. ("Intier") jointly announced that Magna's privatization of Intier by way of a plan of arrangement under Ontario law, which received shareholder approval on March 30, 2005 and final court approval on April 1, 2005, became effective at 12:01 a.m. on April 3, 2005. As a result, Intier has become a wholly-owned subsidiary of Magna. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting Shares of Intier not already owned by it, Magna will issue 2,332,748 Class A Subordinate Voting Shares in exchange for Intier Class A Subordinate Voting Shares and pay approximately Cdn.$62,163,800 to Intier shareholders who made cash elections and for fractional shares.

5.     Full Description of Material Change

On October 25, 2004, the Corporation issued a press release announcing that it had made separate proposals on October 22, 2004 to the respective boards of directors of its three public subsidiaries, Intier, Tesma International Inc. ("Tesma") and Decoma International Inc. ("Decoma"), in each case to acquire all the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, was independent and not conditional on completion of the other transactions. A Material Change Report in respect of this announcement was filed on October 29, 2004 and a Material Change Report in respect of each of the completion of the Tesma privatization and the Decoma privatization was filed on February 7, 2005 and March 7, 2005, respectively.

On March 30, 2005, Intier's shareholders approved the Intier plan of arrangement by 75.04% of the votes cast by holders of Intier Class A Subordinate Voting Shares, voting separately as a class. The arrangement was also approved by 62.90% of the votes cast by the "minority" holders of Intier Class A Subordinate Voting Shares. Votes cast by Magna, and parties related to Magna, were excluded for the purposes of the "majority of the minority" approval requirement. A press release describing this development was issued jointly by Magna and Intier on March 30, 2005.

On April 1, 2005, the Ontario Superior Court of Justice gave final approval to the arrangement and, following receipt of the court's approval, articles of arrangement, which give effect to the Intier arrangement, were filed on April 1, 2005 by Magna and Intier with the applicable governmental authorities.

Magna's privatization of Intier became effective at 12:01 a.m. on April 3, 2005. As a result, Intier became a wholly-owned subsidiary of Magna. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting Shares of Intier not already owned by it, Magna will issue 2,332,748 Class A Subordinate Voting Shares in exchange for Intier Class A Subordinate Voting Shares and pay approximately Cdn. $62,163,800 to Intier shareholders who made cash elections and for fractional shares. For purposes of the cash elections, the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares on the TSX over the five trading days ended April 1, 2005 was Cdn.$81.2455 per share, resulting in a payment of Cdn.$33.3107 per share for Intier shareholders who made cash elections. Otherwise, Intier shareholders received 0.41 of a Magna Class A Subordinate Voting Share for each Intier Class A Subordinate Voting Share under the arrangement. The Corporation issued a press release on April 4, 2005 confirming this material change.

6.     Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.

7.     Omitted Information

Not applicable.

8.     Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 4th day of April, 2005.